

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 13, 2016

<u>Via E-mail</u>
Mr. Chengjie He
Chief Financial Officer
Joymain International Development Group Inc.
2451 NW 109 Avenue, Suite 9
Miami, Florida 33712

     RE: **Joymain International Development Group, Inc.**
               Form 10-K for the Year Ended April 30, 2015
               Filed August 13, 2015
               File No. 333-174607

Dear Mr. He:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief
                    Office of Manufacturing and Construction